AGENDA FOR THE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING OF SEQUANS COMMUNICATIONS S.A. (the “Company”)
TO BE HELD ON JUNE 30, 2026

Ordinary Matters

1.    Approval of the statutory financial statements for the year ended December 31, 2025.
2.    Approval of the consolidated financial statements for the year ended December 31, 2025.
3.    Correction of the third resolution of the combined general meeting of June 30, 2025 – allocation to the legal reserve
4.    Allocation of net loss for the year ended December 31, 2025.
5.    Related-party agreements.
6.    Approval of the compensation plan for non-executive directors.
7.    Renewal of Ms. Maria Marced as director.
8.    Acknowledgement of end of terms of Mr. Hubert de Pesquidoux and Mr. Yves Maitre as directors.
9.    Appointment of the statutory auditor

Extraordinary Matters

10.    Issuance of stock subscription warrants to subscribe up to 25,000,000 ordinary shares (representing, to date, 250,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Ms. Maria Marced Martin and Messrs. Jason Cohenour, Wesley Cummins, Richard Nottenburg, and Zvi Slonimsky; powers to be granted to the Board of Directors.
11.    Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class.
12.    Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors.
13.    Setting an overall ceiling of 150,000,000 ordinary shares (representing, to date, 1.500,000 ADS) for issues of stock subscription warrants and restricted free shares granted pursuant to resolutions 11 and 12 of this general shareholders’ meeting.
14.    Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €7,500,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders.
15.    Amendment of the by-laws to permit written consultation and voting by correspondence of directors.
16.    Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees.
17.    Powers and formalities.

RESOLUTIONS

I. ORDINARY MATTERS

FIRST RESOLUTION

Approval of the statutory financial statements for the year ended December 31, 2025

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, the corporate governance report and the statutory auditor’s general report, approves the statutory financial statements for the year ended December 31, 2025, which report a loss of €46,221,912 for the Company.

The general shareholders’ meeting also approves the transactions reported in those financial statements or summarized in those reports.

The general shareholders’ meeting acknowledges and approves, pursuant to Article 223 quater of the French General Tax Code, the expenses and charges corresponding to the expenses of Article 39-4 of said code and referred to in said annual accounts.

SECOND RESOLUTION

Approval of the consolidated accounts for the year ended December 31, 2025

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, the corporate governance report and the statutory auditor’s general report, approves the consolidated accounts for the year ended December 31, 2025, which report a consolidated loss of US$109,278,706.

The general shareholders’ meeting also approves the transactions reported in those financial statements or summarized in those reports.

THIRD RESOLUTION

Correction of the third resolution of the June 30, 2025 shareholders’ meeting

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, resolves to regularize the allocation of the profit for the financial year ended 31 December 2024, as carried out pursuant to the third resolution of the Combined General Meeting of June 30, 2025, by allocating an amount of EUR 251,408.82 to the legal reserve — representing 5% of the profit generated during said financial year, after offsetting against the negative balance of the “retained earnings” account, and within the limit of 10% of the Company’s share capital — such amount to be deducted from the credit balance of the “retained earnings” account, which shall thereafter be set at €30,972,799.31.

FOURTH RESOLUTION

Allocation of net loss for the year ended December 31, 2025

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, resolves to allocate in full the loss for the year ended December 31, 2025 and amounting to €46,221,912 to the “Retained Earnings” account, which as a result shows a balance of €-14,997,704.

The general shareholders’ meeting also acknowledges that no dividends have been distributed during the preceding three fiscal years.

FIFTH RESOLUTION

Related-party agreements

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings (shareholders directly or indirectly interested in any of said agreements not taking part in the vote), having heard the statutory auditor’s special report on related-party agreements referred to in Article L. 225-40 of the French Commercial Code, approves such report.

SIXTH RESOLUTION

Approval of the compensation plan for non-executive directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, resolves, in accordance with Article L. 225-45 of the French Commercial Code, to set, with effect from the financial year commencing on January 1, 2026, at US$ 152,000 per year the maximum amount to be distributed among the members of the Board of Directors, in respect of their activity, until a new general shareholders’ meeting decides otherwise.

The general shareholders’ meeting further resolves that directors’ fees so distributed shall be allocated among such members of the Board of Directors who are not prevented by their own employment contracts from receiving payment as follows:

(i)Each non-executive director will receive directors’ fees as follows:

–Base directors’ fees US$ 20,000 per year
–Additional directors’ fees paid in consideration
for a director’s membership on certain committees

. Member of the Audit Committee     US$ 6,000 per year
. Chair of the Audit Committee     US$ 12,000 per year
. Member of the Compensation Committee     US$ 4,500 per year
. Chair of the Compensation Committee     US$ 9,000 per year
. Member of the Governance Committee     US$ 2,500 per year
. Chair of the Governance Committee     US$ 5,000 per year

A non-executive director may not be a member of more than two committees nor chair more than one committee.

(ii)Each non-executive director may be reimbursed for reasonable travel expenses, upon presentation of receipts.

SEVENTH RESOLUTION

Renewal of Ms. Maria Marced as director

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

resolves to renew the appointment of Ms. Maria Marced as a director of the Company, for a new term of office of three (3) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2028.

Ms. Marced has already given notice that she would accept the office to which she has just been appointed and has represented that she does not hold any other office with other companies in France that would prevent her from accepting said duties.

EIGHTH RESOLUTION

Acknowledgement of the end of the terms of Mr. Hubert de Pesquidoux and Mr. Yves Maitre as director

The general meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

Acknowledges that the terms of Mr. Hubert de Pesquidoux and Mr. Yves Maitre as director come to an end at the conclusion of this meeting.

NINTH RESOLUTION

Appointment of the statutory auditor

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

resolves to approve the appointment of Forvis Mazars S.A. as statutory auditor of the Company, for a new term of office of six (6) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2031.

II. EXTRAORDINARY MATTERS

TENTH RESOLUTION

Issuance of stock subscription warrants to subscribe up to 25,000,000 ordinary shares (representing, to date, 250,000 ADS)– establishing the conditions for exercising the stock warrants and adoption of an issuance agreement - Revocation of shareholders’ preemptive subscription rights in favor of Ms. Maria Marced Martin and Messrs. Jason Cohenour, Wesley Cummins, Richard Nottenburg, and Zvi Slonimsky – Delegation of authority to the Board of Directors.

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report,

Having regard to Articles L. 225-129 and L. 228-91 et seq. of the French Commercial Code:

1.) Resolves to issue stock subscription warrants to subscribe up to 25,000,000 ordinary shares (representing, to date, 250,000 American depositary shares or ADS of the Company) (hereinafter, “A Warrants”) for a price of €0.000001 each, i.e., a total amount of €25.00.

2.) Resolves that at the time of subscription, the purchase price of the A Warrants must be paid in full either in cash, by wire transfer to any of the bank accounts opened in the Company’s name or setoff against a claim held against the Company for directors’ fees.

3.) Resolves that subscriptions will be accepted from June 30, 2026 until July 10, 2026, inclusive, at the Company’s principal office. Payments must be made within a period of ten (10) days following the subscription.

4.) Resolves that each A Warrant shall entitle the holder thereof to acquire one new ordinary share of the Company with a par value of €0.01 (hereinafter, “New Share”).

5.) Resolves to delegate to the Board of Directors the power to certify the exercise price of the A Warrants, with the right to subdelegate such power in accordance with applicable laws and regulations. Such exercise price shall be equal to 1/100th of the closing price of the Company ADS on the New York Stock Exchange on this 30th day of June 2026.

6.) Resolves that the New Shares subscribed by exercising the A Warrants shall be subscribed for and paid in full at the time of the subscription, in cash or by setoff against a claim held against the Company. These New Shares shall be subject to all provisions of the Company’s bylaws and, if applicable, shall enjoy all rights pertaining to shares in that class, as of the date the capital increase is completed.

7.) Authorizes the Board of Directors to increase the share capital by a maximum nominal amount of €250,000.00, which, on the basis of the issuance of 25,000,000 New Shares with a par value of €0.01 each, corresponds to the exercise of 25,000,000 A Warrants.

8.) Resolves to approve the terms and conditions governing the A Warrants, as set forth in the form of A Warrants issuance agreement (hereinafter, “A Warrants Issuance Agreement”) appended to these resolutions as Attachment 1, and adopts all provisions of said A Warrants Issuance Agreement, which provide inter alia that the period during which the A Warrants may be exercised shall expire ten (10) years from the date of issuance, i.e., June 30, 2036.

9.) Resolves to set as follows the vesting conditions for the A Warrants, the subscription of 5,000,000 A Warrants (giving access to 5,000,000 ordinary shares upon exercise, representing, to date, 50,000 ADS) each being reserved for Ms. Maria Marced Martin and Messrs. Jason Cohenour, Wesley Cummins, Richard Nottenburg, and Zvi Slonimsky, described in detail in the A Warrants Issuance Agreement, being specified that:
–the A Warrants will vest on the first anniversary of their issuance, i.e., June 30, 2027, provided that the beneficiary still is a Director or is member of the Strategic Advisory Board on that date;
–and fully vested A Warrants may be exercised at any time without restriction until June 30, 2036.

10.) Acknowledges and confirms, to the extent necessary, that in accordance with Article L. 225-132 of the French Commercial Code, the decision of this shareholders’ meeting to issue the A Warrants constitutes an automatic waiver by the shareholders, in favor of the holder of the A Warrants, of their preemptive subscription right to the shares that may be subscribed by exercising and presenting such A Warrants. Said waiver shall accrue in favor of the holder of the A Warrants on the date they are exercised.

11.) Resolves that the holder of the A Warrants shall benefit from the protections afforded by applicable laws and regulations to holders of A Warrants, in accordance with the requirements prescribed for this class of securities that confer equity rights, and as set forth in the A Warrants Issuance Agreement.

12.) In consequence of the foregoing, the shareholders’ meeting delegates to the Board of Directors full powers to carry out the increase of the share capital resulting from the exercise of the A Warrants, and in particular to:
(i)    inform the beneficiaries of the A Warrants, collect the subscription price for said A Warrants and perform all necessary formalities;
(ii)    carry out the increase of the share capital resulting from the exercise of the A Warrants and, in particular, to:
- collect the subscriptions and the payments of the price of the shares issued pursuant to the exercise of these A Warrants;
- if applicable, certify, at any time or at the first Board of Directors’ meeting following the end of each year, the number and par value of the shares subscribed by the holders of A Warrants and the corresponding capital increases;
- make the necessary amendments to the Company’s bylaws and perform all necessary formalities;
- take in due course all measures that may be necessary to preserve the rights of the holders of A Warrants in the cases prescribed by law and in accordance with the requirements of the A Warrants Issuance Agreements. However, during the entire period of validity of the A Warrants, the Company shall be entitled (i) to change its legal form or corporate purposes without obtaining the prior authorization of the A Warrants holders and (ii) to amend the rules for distributing profits, redeem its capital and create preferred shares that result in such amendment or redemption, provided it is authorized to do so in accordance with the requirements of Article L. 228-103 of the French Commercial Code and that, in consequence thereof, the Company takes the measures necessary to preserve the holders’ rights, in compliance with applicable laws and regulations; and
- in general, enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

13.) Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-132 of the French Commercial Code and to reserve to Ms. Maria Marced Martin the subscription for 5,000,000 A Warrants.

14.) Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-132 of the French Commercial Code and to reserve to Mr. Jason Cohenour the subscription for 5,000,000 A Warrants

15.) Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-132 of the French Commercial Code and to reserve to Mr. Wesley Cummins the subscription for 5,000,000 A Warrants.

16.) Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-132 of the French Commercial Code and to reserve to Mr. Richard Nottenburg the subscription for 5,000,000 A Warrants.

17.) Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-132 of the French Commercial Code and to reserve to Mr. Zvi Slonimsky the subscription for 5,000,000 A Warrants.

18.) Lastly, resolves that, within fifteen (15) days from this general shareholders’ meeting, the Board of Directors shall prepare an additional report on the exact impact of the issuance of the A Warrants on the position of holders of shares or equity securities, on the basis of the exercise price set by the Board of Directors, or pursuant to a subdelegation in accordance with applicable laws and regulations. Such price shall be reported to the next general shareholders’ meeting.

ELEVENTH RESOLUTION

Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with Articles L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial Code:

1.) Delegates to the Board of Directors its authority to issue, when it deems appropriate, stock subscription warrants (“Partner Warrants”), on one or more occasions, for a price of €0.00001 each.

2.) Resolves that the Partner Warrants issued pursuant to this delegation shall not confer the right to acquire a total number of shares greater than one hundred fifty million (150,000,000) shares with a par value of €0.01, and further subject to the overall limit set forth in the THIRTEENTH resolution.

3.) Resolves that each Partner Warrant shall entitle the beneficiary thereof to acquire one new ordinary share with a par value of € 0.01 (hereinafter, “New Share”) at the market value of the Company’s shares, as determined on the date the Board of Directors actually grants the Partner Warrants, and delegates to the Board of Directors the power to certify the exercise price, with the right to subdelegate such power in accordance with applicable laws and regulations. Such exercise price shall be equal to 1/100th of the closing price of the Company ADS on the New York Stock Exchange on the date said Partner Warrants are actually granted.

4.) Resolves that the Partner Warrants must be exercised within a period of ten (10) years from the date they are issued, and that they shall cease to be valid after such date.

5.) Resolves that the New Shares subscribed by exercising the Partner Warrants shall be subscribed and paid in full, in cash, at the time of the subscription or by setoff against a claim held against the Company. Such New Shares shall be subject to all provisions of the Company’s bylaws applicable to shares of the same class and shall enjoy all rights pertaining thereto as of the date the capital increase is completed.

6.) Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of these Partner Warrants, by the shareholders, of their preemptive subscription rights to the shares that will be issued as said Partner Warrants are exercised. The increase in the share capital resulting from the exercise of the Partner Warrants shall be definitively completed merely as the result of a statement that the Partner Warrants are being exercised, accompanied by the New Shares subscription form and payment of the New Shares subscription price.

7.) Resolves, pursuant to Article L. 225-138 of the French Commercial Code, to revoke the preemptive subscription rights afforded by Article L. 225-132 of the aforementioned Code in favor of persons who meet the characteristics specified below, and who are selected by the Board of Directors:

•the Company’s external partners (independent consultants, etc.) who contribute to the Company’s expansion and success.

8.) Confers full powers on the Board of Directors to implement this delegation and, in particular, to:
–determine the beneficiaries of the Partner Warrants, in compliance with applicable laws and regulations;
–determine the exercise price for these Partner Warrants in accordance with the procedures established by this general shareholders’ meeting;
–determine the dates and conditions necessary for exercising the Partner Warrants, including - but not limited to - status of contractual relationship with the Company, as well as individual or collective performance criteria;
–determine the procedure by which the rights of the holders of the Partner Warrants will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the Partner Warrants are still valid that can be carried out only by preserving the rights of said holders;
–inform the holders of the Partner Warrants, collect the subscriptions and payments of the price of the New Shares issued pursuant to the exercise of these Partner Warrants and certify completion of the corresponding capital increases; and
–in general, enter into all agreements, take all measures, perform all formalities with respect to the issue, successful issue and financial servicing of the shares issued pursuant to this delegation and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

9.) Lastly, points out that, in accordance with Article R.225-116 of the French Commercial Code, within a period of fifteen (15) days following each use of this delegation of authority, the Board of Directors shall prepare an additional report describing the definitive terms of the transactions carried out pursuant to this resolution. Such additional report shall be provided to the next general shareholders’ meeting.

10.) Sets at eighteen (18) months, as of the date of this general shareholders’ meeting, the period of validity of this delegation.

11.) Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authority delegated to the Board of Directors to issue Partner Warrants reserved to a specific class of persons and revoke shareholders’ preemptive subscription rights in favor of the holders of such Partner Warrants.

TWELVTH RESOLUTION

Authorization given to the Board of Directors to grant restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such restricted free shares ; conditions attached to such authorization; powers to be granted to the Board of Directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with Articles L. 225-197-1 through L. 225-197-6 of the French Commercial Code:

1.) Authorizes the Board of Directors to issue, when it deems appropriate, restricted free shares, on one or more occasions, to the employees of the Company’s subsidiaries, as well as to the Company’s employees and corporate officers.

2.) Resolves that the restricted free shares granted pursuant to this authorization shall not confer the right to acquire a total number of shares greater than one hundred fifty million (150,000,000) shares with a par value of €0.01, and further subject to the overall limit set forth in the THIRTEENTH resolution.

3.) Authorizes the Board of Directors to issue such shares by an incorporation of reserves, additional paid-in capital or retained earnings in an amount equal to the nominal value of the restricted free shares granted.

4.) Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of the restricted free shares, by the shareholders, of their preemptive subscription rights.

5°) Resolves that the allocation of shares will become definitive, subject to compliance with any conditions or criteria which may be set by the Board of Directors, only at the end of a vesting period, the duration of which will be set by the Board of Directors, it being understood that this period may not be less than one (1) year, and that, where applicable, beneficiaries will be required to keep the said shares for the period set by the Board of Directors, if applicable, it being understood that the combined vesting and retention periods may not be less than two (2) years.

6.) Confers full powers on the Board of Directors to implement this authorization and, in particular, to:
–determine the beneficiaries of the restricted free shares, in compliance with laws and regulations, as well as the number to be granted to each beneficiary;
–resolve to increase, as appropriate, the minimum vesting periods required by law in the context of the current authorization;
–determine the conditions and criteria for the grant of restricted free shares, such as, without limitation, seniority, work contract valid during the vesting period, and any other financial condition or condition for individual or collective performance;
–determine that vesting may be accelerated in the event of long-term disability:
–determine a period during which the vested shares may not be sold;
–register the restricted free shares in the shareholder register, indicating the vesting periods;
–account for the nominal value of the restricted free shares issued;
–create a restricted reserve for the amount of the nominal value;
–determine the procedure by which the rights of the beneficiaries of the restricted free shares will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the restricted free shares are unvested that can be carried out only by preserving the rights of said beneficiaries; and
–in general, to enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

In accordance with the provisions of Article 225-197-4 of the French Commercial Code, each year, at the ordinary general shareholders’ meeting, the Board of Directors shall inform the shareholders in a special report of the transactions carried out pursuant to this resolution.

7.) Sets at thirty-eight (38) months, as of the date of this general shareholders’ meeting, the period of validity of this authorization.

8.) Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authority delegated to the Board of Directors to grant restricted free shares to employees or executive management.

THIRTEENTH RESOLUTION

Setting an overall ceiling of 150,000,000 ordinary shares (representing, to date, 1,500,000 ADS) for issues of company stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 11 and 12 of this general shareholders’ meeting

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report,

Sets the maximum number of new shares that may be issued pursuant to the issuance authorizations or delegations that are the subject of the ELEVENTH and TWELVTH resolutions of this general shareholders’ meeting at one hundred fifty million (150,000,000) shares with a par value of € 0.01.

FOURTEENTH RESOLUTION

Authority delegated to the Board of Directors to carry out one or more capital increases up to a maximum nominal amount of €7,500,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or securities that confer the right to an allotment of debt securities, reserved to specific classes of persons, and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, in accordance with the provisions of Articles L. 225-129-2, L. 225-135-1, L. 225-138 and L. 228-91 et seq. of the French Commercial Code:

1.) Delegates to the Board of Directors its authority for the purpose of carrying out one or more capital increases, of the size and at the times in its discretion, in euros, any other currency or a monetary unit established with reference to several currencies, by issuing ordinary shares (to the exclusion of preferred shares) or securities that confer rights to the Company’s equity (including warrants or pre-funded warrants) or securities that confer the right to an allotment of debt securities, issued for consideration or free of charge; it being specified that the subscriptions for shares and other securities may be made for cash or by a setoff against claims and shall be paid in full at the time of the subscription.

2.) Resolves that this delegation of authority may only be used to finance the growth of the Company including, for example, acquisitions of companies or business activities, and in general any financing for the development of the Company.

3.) Resolves that the maximum nominal amount of capital increases that may be carried out, immediately or in the future, pursuant to this delegation of authority shall be seven million five hundred thousand euros (€7,500,000) (or the equivalent of this amount in any other currency that is legal tender or in any unit of account established with reference to a set of currencies). Furthermore, if necessary, shall be added to this maximum nominal amount, the nominal amount of additional shares to be issued in order to preserve the rights of holders of securities that confer rights to the Company’s equity, in accordance with law and applicable contractual provisions.

4.) Resolves that the Board of Directors may increase the number of securities to be issued in the event of a share capital increase by virtue of issues carried out pursuant to this resolution, at the same price as that used for the initial issue, in accordance with applicable laws and regulations on the issuance date (to date, within thirty (30) days from the closing of the subscription period and within the limit of 15% of the initial issue), in particular with a view to granting an over-allotment option in accordance with market practices.

5.) Resolves that the maximum nominal amount of debt instruments that represent claims against the Company that may be issued, directly or indirectly, immediately or in the future, pursuant to this delegation of authority shall be fifteen million euros (€15,000,000) (or the equivalent of this amount in any other currency that is legal tender or in any unit of account established with reference to a set of currencies).

6.) Resolves to revoke the shareholders’ preemptive right to subscribe for the securities that are the subject of this delegation in favor of:
- any industrial partner that has a similar, complementary or related business to that of the Company;
- or institutional or strategic investors
(i)that have, as the case may be, the status of Qualified Institutional Buyers or Institutional Accredited Investors within the meaning of U.S. law, of qualified investors within the meaning of Regulation (EU) 2017/1129 of 14 June 2017 or an equivalent status under the rules applicable in its country of incorporation;
(ii)and that invest in companies with high growth potential and have a certain number of significant references making investments in small/mid cap equities;
- or any institution that acts as a depository in connection with any offering by the Company of American Depositary Shares (“ADS”) registered with the Securities and Exchange Commission;
- or any French or foreign investment services providers, or any foreign institution with an equivalent status, likely to guarantee the completion of an issue intended to be placed with the persons referred to in the sub-paragraphs above or within the framework of the implementation of an equity or bond line and, within this framework, to subscribe to the securities issued in relation thereto.

7.) Acknowledges the fact that this delegation of authority automatically constitutes an express waiver in favor of the holders of securities that confer rights to the Company’s equity that may be issued pursuant to this resolution, by the shareholders, of their preemptive right to subscribe for the shares to which the securities will confer rights.

8.) Resolves that the issue price (or the amount of the consideration that the Company is to receive subsequently for each share to be issued in the event securities that confer rights to the Company’s equity are issued) will be set either (i) in accordance with market practices such as, for example, in the case of an underwritten deal or private placement by reference to the price obtained by comparing the number of securities offered for subscription with subscription requests made by investors, using “book-building” techniques as developed by professional practice in the market, or (ii) in accordance with objective share valuation methods that may be selected (including, if applicable, by reference to the price of the Company’s ADS on the New York Stock Exchange) and, if the Board of Directors deems necessary, with the assistance of independent valuation services.

9.) Sets at eighteen (18) months, as of the date of this general shareholders’ meeting, the period of validity of this delegation of authority.

10.) Resolves that the Board of Directors shall have full powers to implement this delegation of authority, with the right to subdelegate such powers in accordance with applicable laws and regulations, within the restrictions and subject to the conditions specified above and, in particular, to:

- draw up a list of beneficiaries within the classes described above that may subscribe for the securities issued and the number of securities to allot to each one, subject to the restrictions specified above;

- set the amount of the issue(s) that will be carried out pursuant to this delegation of authority and decide inter alia the issue price (in accordance with the price-setting conditions specified above) and the dates, deadlines, procedures and conditions applicable to the subscription, delivery and dated date of the securities, subject to applicable laws and regulations;

- more generally, determine the characteristics of all securities and, in particular, the terms and conditions for the allotment of shares, the duration of loans that may be issued in bond form, whether they are subordinated or not, the currency of issue, the terms of repayment of principal, with or without premium, the terms and conditions of redemption and, where applicable, of purchase, exchange or early redemption, the interest rates, fixed or variable, and the payment date;

- in the event of the issuance of warrants, determine the number and characteristics of such warrants and decide, if it sees fit, on the terms and conditions to be determined by it, that the warrants may be redeemed or repurchased, or that they may be allocated free of charge to shareholders in proportion to their interest in the share capital;

- if applicable, establish the procedures for exercising the rights pertaining to shares or securities that confer equity rights that are to be issued and, if applicable, establish the procedures for exercising inter alia conversion, exchange and redemption rights, including by delivering assets to the Company, such as securities already issued by the Company;

- collect the subscriptions and corresponding payments and certify completion of the capital increases up to the amount of shares subscribed, and make the corresponding amendment to the Company’s bylaws;

- pursuant to its sole initiative, set off the expenses of the capital increase(s) against the amount of the issue premium(s) generated thereby, and withdraw from such amount the sums necessary to increase the amount of the statutory reserve to one-tenth of the new amount of the share capital after each capital increase;

- provide for, if necessary, the suspension of the exercise of rights attached to shares or securities giving access to the share capital for a maximum period of three (3) months in accordance with applicable laws and regulations;

- decide and make all adjustments intended to take account of the impact of transactions on the Company’s capital, in particular, changes to the par value of shares, capital increases by capitalizing reserves, free allotments of shares, stock splits or reverse stock splits, distributions of reserves or any other assets, capital redemptions or any other transaction involving shareholders’ equity, and determine the procedures by which the rights of the holders of securities that confer equity rights will be preserved, if necessary; and

- in general, take all measures and perform all formalities of use with respect to the issuance and financial servicing of the securities issued pursuant to this delegation of authority and for exercising the rights pertaining thereto as well as perform all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

11.) Resolves that by virtue of this delegation, and within its limits and subject to the provisions of Article L. 228-65 of the French Commercial Code, the Board of Directors shall also have the authority to amend the terms of any existing convertible debt which was previously issued by the Board of Directors acting under the delegation of authority consented by this or any other meeting of shareholders.

12.) Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, it being specified, for the avoidance of doubt, that the delegations of authority provided for in the other resolutions submitted to this general shareholders’ meeting have all different purposes from this resolution and that the latter accordingly shall not abrogate any other resolution also adopted by this general shareholders’ meeting.

13.) Notes that in accordance with Article R.225-116 of the French Commercial Code, the Board of Directors will prepare, within fifteen (15) days of the use this delegation, a complementary report describing the final conditions of the transactions carried out pursuant to this resolution. Such report will be made available at the next shareholders meeting.

FIFTEENTH RESOLUTION

Written consultation and voting by correspondence of directors.

The general meeting, ruling under the quorum and majority conditions required for extraordinary general meetings, having reviewed the report of the Board of Directors,

Having regard to Article L.225-37, paragraph 3, of the French Commercial Code,

1.) Resolves that decisions of the Board of Directors may be taken by written consultation of the directors, including by electronic means, and outside any meeting of the Board of Directors, provided that any member of the Board of Directors may object to the use of this procedure;

2.) Resolves to authorize voting by correspondence, by post or electronically, provided that the voting form is received by the Board of Directors within three (3) days following its receipt by the relevant director;;

3.) Resolves to add a new Article 16 “Written consultation of the Board of Directors and voting by correspondence” to the Company’s bylaws :

“Article 16 – Written consultation of the Board of Directors and voting by correspondence

Decisions of the Board of Directors may also be taken by written consultation of the directors, including by electronic means, outside any meeting of the Board of Directors.

For this purpose, the Chairman sends each director, by any means of his/her choosing, including electronically (email), the written consultation containing (i) the text of the proposed resolutions, (ii) the documents necessary to inform the director, and (iii) a voting form that each director may return by any means, electronically (email) or by post. The form shall specify the deadline by which it must be received by the Board of Directors, such deadline being set at three (3) days following receipt of the voting form by each director. The returned form must include the director’s usual first and last names, as well as his/her signature, where applicable in electronic form.

The voting form enables each director to vote on each resolution, in the order set out in the written consultation, by indicating a vote in favor, a vote against, or an abstention; the form includes a space allowing the director to explain his/her position.”

4.) Resolves accordingly to renumber the subsequent articles of the bylaws.

SIXTEENTH RESOLUTION

Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with, firstly, the provisions of Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the French Commercial Code and, secondly, the provisions of Articles L. 3332-1 et seq. of the French Labor Code (Code du Travail):

1.) Delegates to the Board of Directors its authority to decide to increase the share capital, on one or more occasions, up to a maximum total number of shares equal to 3% of share capital on the date of the Board of Directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more corporate savings plans (or any other membership plan for which applicable laws and regulationspermit reserving a capital increase under equivalent conditions) that may be set up within the group comprised of the Company and the French or foreign companies within the Company’s consolidation scope or combination of accounts.

2.) Sets at twenty-six (26) months, as of the date of this shareholders’ meeting, the period of validity of this delegation of authority.

3.) Resolves that the issue price of the new shares or securities that confer equity rights shall be determined in accordance with applicable laws and regulations.

4.) Authorizes the Board of Directors to grant, free of charge, to the beneficiaries specified above, in addition to shares or securities that confer equity rights to be subscribed for cash, shares or securities that confer equity rights to be issued or already issued by way of substitution of all or part of the discount to the share subscription price, provided the benefit obtained from such allotment does not exceed applicable laws and regulations limits.

5.) Resolves to revoke, in favor of the beneficiaries specified above, the preemptive right of shareholders to subscribe for the securities that are the subject of this authorization. Furthermore, said shareholders shall waive all rights to the restricted free shares or securities that confer equity rights that may be issued pursuant to this resolution.

6.) Resolves that the Board of Directors shall have full powers to implement this delegation of authority, with the right to subdelegate such powers in accordance with applicable laws and regulations, within the limits and subject to the conditions specified above, for the purpose of setting the issuance and subscription conditions, certify completion of the resulting capital increases and make the corresponding amendments to the Company’s bylaws and, in particular, to:
–establish, in accordance with legal requirements, a list of companies whose employees, employees on early retirement and retired employees may subscribe for the shares or securities that confer equity rights thus issued and, if applicable, may be entitled to restricted free shares or securities that confer equity rights;

–decide that the subscriptions may be made directly or through corporate mutual funds or other structures or entities permitted by applicable laws and regulations;

–determine the conditions, in particular, seniority conditions, that the beneficiaries of the capital increases must meet;

–if applicable, set off the expenses of the capital increases against the amount of the issue premiums generated thereby, and withdraw from such amount the sums necessary to increase the amount of the statutory reserve to one-tenth of the new amount of stated capital as a result of such capital increases; and

–in general, enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

7.) Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority to the Board of Directors for the purpose of carrying out a capital increase reserved for employees, it being specified, for the avoidance of doubt, that the delegations of authority provided for under the other resolutions submitted to this general shareholders’ meeting have all different purposes from this resolution and that the latter accordingly shall not abrogate any other resolution also adopted by this general shareholders’ meeting .

SEVENTEENTH RESOLUTION

Powers and formalities

The general shareholders’ meeting grants full powers to the bearer of the original, an excerpt or a copy of these minutes for the purpose of performing all publication, filing and other necessary formalities.

Attachment 1

A Warrants Issuance Agreement
Dated June 30, 2026

(1) SEQUANS COMMUNICATIONS S.A. (the “Company”)

(2) THE HOLDER OF A WARRANTS

Summary

PREAMBLE: PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1. SUBSCRIPTION AND FEATURES OF A WARRANTS

Article 1. Holder of A Warrants
Article 2. Allotment and subscription of A Warrants
Article 3. Features and period of validity of A Warrants – Conditions of exercise
Article 4. Setting of the subscription price for shares covered by the A Warrants
Article 5. Termination of the mandate of non-executive Board Member of the Company - Exceptions

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6. Suspension of the rights to exercise the A Warrants
Article 7. Conditions of exercise of A Warrants
Article 8. Delivery and form of shares
Article 9. Rights and availability of shares

Title 3. REPRESENTATION OF HOLDERS - Protection – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10. Representation of Holders
Article 11. Protection of Holders – Rights of the Company
Article 12. Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

WHEREAS:

In a decision taken on June 30, 2026, a combined general shareholders' meeting (the "CGM") of the Company voted in favour of the issuance of a total number of 25,000,000 stock warrants (“A Warrants”), at a subscription price of 0,000001 euro per A Warrant (i.e. 5.00 euros for 5,000,000 A Warrants), allocated as follows:

- Mr. Jason Cohenour     5,000,000 A Warrants
- Mr. Wesley Cummins     5,000,000 A Warrants
- Ms. Maria Marced Martin     5,000,000 A Warrants
- Mr. Richard Nottenburg     5,000,000 A Warrants
- Mr. Zvi Slonimsky     5,000,000 A Warrants

Each A Warrant subscribed gives the Holder the right to purchase one ordinary share of the Company at a fixed exercise price.

The CGM delegated to the Board of Directors the power (i) to record the exercise price equal to the closing market value on the issuance date of the A Warrants, (ii) to ascertain the completion of the capital increase relating to the subscription of the A Warrant, (iii) increase share capital by a maximum nominal amount of €25,000 with respect to 25,000,000 A Warrants, and subsequently (iv) to record the successive increases in share capital as a result of the exercise of the A Warrants, and to carry out all formalities required as a result thereof.

The Board of Directors, in their meeting of June 30, 2026, did record the exercise price and ascertain the increase of the share capital.

The CGM, having eliminated the preferred subscription right of shareholders to the A Warrants, fully reserved subscription of these A Warrants for the subscribers designated by the CGM.

The purpose of this A Warrants issuance agreement (the “Issuance Agreement”) is to define the terms and conditions governing the A Warrants issued to each Holder with a vesting period.

THE PARTIES AGREE AS FOLLOWS

Title 1. SUBSCRIPTION AND FEATURES OF A Warrants

Article 1. Holder of A Warrants

The Holder is a physical person being a non-executive member of the Company's Board of Directors, designated by the CGM.

The number of A Warrants allocated to each Holder is 5,000,000, as provided in the recitals.

Article 2. Allotment and subscription of A Warrants.

The A Warrants proposed to the Holders shall be subscribed at the price of 0.000001 euro per A Warrant (i.e. 5.00 euros for the 5,000,000 A Warrants allotted to each Holder), price which shall be paid on subscription, either by mean of a payment in cash or by way of a set-off with a debt.

The number of A Warrants allotted to Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman; the subscription of such shall be done no later than 10 days from the receipt of the aforesaid letter, by returning to the Company

- the A Warrants subscription form duly signed,
- as well as a copy of this Issuance Agreement attached to said letter, after the Holder has duly executed said copies.

Failure to comply with this major formality within the applicable period – except in the event of Force Majeure - shall render the A Warrants issued immediately and automatically void.

Article 3. Features and period of validity of A Warrants – Conditions of exercise

Provided they are subscribed for by the Holder, A Warrants are granted for a period of 10 years as from June 30, 2026, date of their issuance by the CGM.

A Warrants will vest on the first anniversary of their issuance, i.e. June 30, 2026, provided that the Holder still is a Director or is a member of the Strategic Advisory Board on that date (the “Vesting Period”), and must be exercised within the aforementioned maximum period of 10 years. For the sake of clarity, the Holder is entitled to exercise at any time and without restriction all or part of his/her fully vested A Warrants as from June 30, 2026 until June 30, 2036 as documented in the Individual Notification Letter.

Exercising a A Warrant entitles the Holder to subscribe for one ordinary share of the Company’s share capital.

This number of shares cannot be modified during the A Warrants period of validity, except in the event of an adjustment in the subscription price and any other adjustments in accordance with applicable laws and regulations.

Any A Warrant that is not exercised by the expiry of the aforementioned 10-year period shall be null and void.

Article 4. Setting of the exercise price for shares covered by the A Warrants

The CGM decided that the exercise price for shares to be issued pursuant to an exercise of the A Warrants shall be equal, based on the current share/ADS ratio, to 1/100th of the closing price on the New York Stock Exchange of a Company ADS on June 30, 2026.

This subscription price – with respect to this A Warrants Issuance Agreement - is set in the amount of USD [.] per share (ADS); the counter value in Euros shall be determined on the exercise date of the A Warrants. The par value of each share is EUR 0.01.

This price may not be changed during the A Warrants period of validity, except in the event of adjustments in accordance with applicable laws and regulations.

Article 5. Termination of the mandate of non-executive Board member of the Company - Exceptions

5.1 In the event the Holder no longer holds his/her mandate as non-executive Board member of the Company on the first anniversary of issuance, the Holder shall lose any and all rights with regard to his/her A Warrants which shall all become null and void, subject to clause 5.2.

5.2 In the event the Holder, whose mandate as non-executive Board member of the Company is terminated for whatever reason, is appointed member of the Strategic Advisory Board on or before the date of termination of the aforesaid mandate, all rights with regard to his/her A Warrants shall remain in force as if the Holder was a Board member of the Company.

In the event the Holder no longer holds his/her position as member of the Strategic Advisory Board on the first anniversary of issuance, the Holder shall lose any and all rights with regard to his/her A Warrants which shall become null and void.

5.3. Notwithstanding the provisions of article 5.1 and 5.2 above,

•in the event of death of the Holder, all A Warrants subscribed by the Holder and not yet exercisable would nevertheless become exercisable by his/her heirs or beneficiaries from the effective death date, notwithstanding the Vesting Period set forth under article 3 above, allowing said heirs or beneficiaries to exercise any and all remaining A Warrants, provided that such exercise occurs within a period of 6 months following the aforesaid death.

•should the Company be subject to an acquisition by a third party, all A Warrants subscribed by the Holder and not yet exercisable would nevertheless become exercisable from the effective date of such change of control, notwithstanding the Vesting Period set forth under article 3 above, allowing said Holder to exercise any and all remaining A Warrants, provided that such exercise occurs within a period of 90 days following the aforesaid acquisition.

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6. Suspension of the rights to exercise A Warrants

If necessary, the Board of Directors may suspend the right to exercise the A Warrants. In particular, a suspension may be ordered whenever a transaction concerning the Company’s share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, the Company shall inform the Holders of the A Warrants, indicating the date of the suspension and the date on which the right to exercise A Warrants will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a A Warrant expires during a period in which rights are suspended, the period for exercising the A Warrants shall be extended by 3 months.

Article 7. Conditions of exercise of A Warrants

All requests for exercising A Warrants, documented by the signature of the corresponding subscription certificate, shall be sent to the Company, and must be accompanied by a cheque or a money transfer made out to the Company's order in an amount corresponding to the number of shares subscribed. Alternatively, A Warrants may be exercised via any on-line equity incentives system which may be put in place by the Company.

Shares subscribed must be, at the time of subscription, either fully paid up in cash or by way of a set-off with a debt. Failure to do so renders the subscription of shares null and void.

Article 8. Delivery and form of shares Shares acquired by exercising A Warrants are registered in the books of the Company as registered shares.

Article 9. Rights and availability of shares The ordinary shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to shares of such class as from the date the increase in share capital is completed.

These shares shall be immediately transferable.

Title 3. REPRESENTATION OF HOLDERS – PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10. Representation of Holders of A Warrants

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of A Warrants are grouped into a body with legal personality protecting their joint interests (the "Masse"). General meetings of Holders meet at the registered office or in any other location of the department of the registered office or of bordering departments.

The Masse will appoint one or more representatives of the body, at the request of the Board of Directors. The representative(s) of the Masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his/her duties.

Article 11. Protection of Holders – Rights of the Company

11.1 Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2 During the entire period of validity of the A Warrants, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of A Warrants. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly take the measures necessary to maintain the rights of the Holders, in compliance with applicable legal and/or regulatory provisions.

11.3 Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take any measure relating to the protection and adjustment of the rights of Holders as provided for by the law and regulations, in particular by Article L. 228-99 of the French Commercial Code.

11.4 The Issuance Agreement and the conditions for the subscription or allotment of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12. Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

12.1 The Holders are automatically subject to this Issuance Agreement, through this subscription or acquisition of A Warrants.

12.2 This Issuance Agreement becomes effective on the date of effective subscription of the A Warrants and ends on the first of the following dates: (a) the expiry date of the A Warrants, (b) the date on which all the A Warrants have been exercised or waived. In addition, it will cease to be binding on each A Warrant Holder on the date on which such holder ceases to hold any A Warrants.

12.3 This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the A Warrants will be referred to the relevant court of the district of the Cour d’appel of the registered office of the Company.

SEQUANS COMMUNICATIONS ______________________________

Mr/Ms.__________________________ ______________________________

(the "Holder"") (The Holder shall initialize each page, sign the last page and write down: "read and approved")